Exhibit 2.2

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION OF PREFLOGIC, INC.	State of Delaware Secretary of State Division of Corporations Delivered 12:39 PM 07/16/2018 FILED 12:39 PM 07/16/2018. SR 20185675508 – File Number 6865633

PretLogic, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

I. This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Certificate of incorporation filed with the Secretary of State on April 30, 2018 (the “Certificate of Incorporation”).

2. Section 4 of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“4: The total number of shares of stock which the corporation shall have authority to issue is fifty million (50,000,000) shares, all of which shall have a par value of $.0001 per share. The total number of shares of common stock which the corporation is authorized to issue is 40,000,000, at a par value of $0.0001 per share and the total number of shares of undesignated preferred stock which the corporation is authorized to issue is 10,000,000, it a par value of $0.0001 per share (“Blank Check Preferred Stock”). The Blank Check Preferred Stock may be issued from time to time and in one or more series. The Board of Directors of the Corporation is authorized to determine or alter the powers, preferences and rights, and the qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of Blank Check Preferred Stock, and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of Blank Check Preferred Stock, to increase or decrease (but not below the number of shares of any such series of Preferred Stock then outstanding) the number of shares of any such series of Blank Check Preferred Stock, and to fix the number of shares of any series of Blank Check Preferred Stock. In the event that the number of shares of any series of Blank Check Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series of Blank Check Preferred Stock subject to the requirements of applicable law.”

3. This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WI1NESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Chris Corica, its President, this 13th day of July 2018.

By:	/s/ Chris Corica
Name:	Chris Corica
Title:	President